Exhibit 1.6

ALTIA PLC	STOCK EXCHANGE RELEASE	29 SEPTEMBER 2020 AT 9:15 am EEST

THIS STOCK EXCHANGE RELEASE MAY NOT BE PUBLISHED OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. FOR FURTHER INFORMATION, SEE “IMPORTANT NOTICE” BELOW.

Proposals by the Shareholders’ Nomination Board of Altia to the Extraordinary General Meeting resolving on the merger between Altia Plc and Arcus ASA

Altia Plc ("Altia") announced on 29 September 2020 the merger of Altia's and Arcus ASA's ("Arcus") business operations through a statutory cross-border absorption merger of Arcus into Altia. As a result of the merger, all assets and liabilities of Arcus will be transferred without a liquidation procedure to Altia, and Arcus will be dissolved (the "Merger"). The shareholders of Arcus will receive new shares in Altia in proportion to their shareholdings as merger consideration.

Altia after the Merger is hereinafter referred to as the "Combined Company".

Pursuant to the Merger Plan, the Shareholders’ Nomination Board of Altia proposes to the Extraordinary General Meeting resolving on the Merger that the meeting would decide as follows:

Number of members of the Board of Directors

Pursuant to the Merger Plan, the Shareholders' Nomination Board of Altia, after consultation with the Nomination Committee of Arcus, proposes that the number of members of the Board of Directors of the Combined Company, including the Chairman of the Board of Directors, shall be eight (8).

Composition of the Board of Directors

Pursuant to the Merger Plan, the Shareholders' Nomination Board of Altia, after consultation with the Nomination Committee of Arcus, proposes that Sanna Suvanto-Harsaae, Jyrki Mäki-Kala and Torsten Steenholt of the current members of the Board of Directors of Altia be conditionally elected to continue to serve on the Board of Directors of the Combined Company, that Michael Holm Johansen, Kirsten Ægidius, Ingeborg Flønes and Nils Selte of the current members of the Board of Directors of Arcus be conditionally elected as new members of the Board of Directors of the Combined Company, that Sinikka Mustakari be conditionally elected as a new member of the Board of Directors of the Combined Company, that Michael Holm Johansen, currently a member of the Board of Directors of Arcus, be conditionally elected as Chairman of the Board of Directors of the Combined Company and that Sanna Suvanto-Harsaae, currently a member of the Board of Directors of Altia, be conditionally elected as Vice Chairman of the Board of Directors of the Combined Company, each for the term commencing on the effective date of the Merger (the “Effective Date”) and expiring at the end of the Annual General Meeting of the Combined Company held in 2022.

Seven (7) of the Board nominees are considered independent of the Combined Company and six (6) Board nominees are considered independent of the significant shareholders of the Combined Company.

The Board member nominees have given their consent to the election. Information concerning the new Board nominees is available on Altia's website at www.altiagroup.com/investors.

The term of the currently serving members of the Board of Directors not conditionally elected to continue in the Board of Directors of the Combined Company for the term commencing on the Effective Date shall end on the Effective Date.

Remuneration of the new members of the Board of Directors

Pursuant to the Merger Plan, the Shareholders' Nomination Board of Altia, after consultation with the Nomination Committee of Arcus, proposes that in line with the resolutions of the Annual General Meeting of Altia held on 4 June 2020, the new members of the Board of Directors of the Combined Company to be conditionally elected for the term commencing on the Effective Date and expiring at the end of the Annual General Meeting of the Combined Company held in 2022 be paid monthly fees as follows:

− EUR 4 000 per month, Chairman

− EUR 2 500 per month, Vice Chairman

− EUR 2 000 per month, member

The remuneration of the members of the Board of Directors potentially nominated by the employees as employee representatives shall be determined separately by the Board of Directors but will not in any event exceed the remuneration of the other members of the Board of Directors.

Otherwise the resolutions on Board remuneration made by the AGM of Altia held on 4 June 2020 shall remain in force unaffected.

The annual remuneration of the new Board members elected hereunder shall be paid in proportion to the length of their term in office.

The Shareholders' Nomination Board of Altia, after consultation with the Nomination Committee of Arcus, may amend the above-mentioned proposals concerning the election of members of the Board of Directors of the Combined Company and/or their remuneration, in case one or more of the above-mentioned persons would not be available for election at the Extraordinary General Meeting of Altia resolving on the Merger.

Amendment and temporary deviation from the Charter of the Altia Shareholders’ Nomination Board

Pursuant to the Merger Plan, the Shareholders’ Nomination Board of Altia proposes to the Extraordinary General Meeting that the Extraordinary General Meeting resolves to make an amendment to and a one-time deviation from the charter of the Shareholders' Nomination Board of Altia (the "Charter").

According to the current Charter, the Shareholders’ Nomination Board consists of three (3) physical persons nominated by the shareholders as members. The members of the Nomination Board shall represent the company’s three (3) largest shareholders who (i) represent the largest number of votes of all shares in the company on the first banking day of June each year (the “Value Day”) as determined on the basis of the shareholder register of the company maintained by Euroclear Finland Ltd; and (ii) wish to nominate a member to the Nomination Board. The Chairman of the Board acts as an expert member in the Nomination Board.

As part of its approval of the Merger, the Shareholders’ Nomination Board proposes to the Extraordinary General Meeting an amendment to the Charter whereby, in addition to the Chairman of the Board of Directors, also the Vice Chairman of the Board of Directors will act as expert member to the Shareholders' Nomination Board. For the avoidance of doubt, the Chairman and the Vice Chairman of the Board shall not be official members of the Nomination Board and do not have any voting right, but they have the right to attend the meetings of the Nomination Board and receive the relevant material for such meetings.

Further, the Shareholders’ Nomination Board proposes to the Extraordinary General Meeting a temporary deviation from the Charter to the effect that, should the Effective Date be later than 1 June 2021, the members of the Shareholders' Nomination Board of the Combined Company will be determined based on the three (3) largest shareholders in the Combined Company on the tenth (10) business day following the Effective Date.

Composition of Altia’s Shareholders’ Nomination Board

As announced on 1 July 2020, the members of Altia’s Shareholders’ Nomination Board are:

•	Pekka Hurtola, the Ownership Steering Department in the Prime Minister’s Office, Chairman of the Shareholders’ Nomination Board

•	Hanna Kaskela, Varma Mutual Pension Insurance Company

•	Annika Ekman, Ilmarinen Mutual Pension Insurance Company

In addition, the Chairman of Altia’s Board of Directors, Sanna Suvanto-Harsaae acts as an expert member in the Nomination Board.

ALTIA PLC

Further information:

Sanna Suvanto-Harsaae, Chairman of Altia’s Board of Directors

Pekka Hurtola, Chairman of Altia’s Shareholders’ Nomination Board

Contacts:

Analysts and investors: Tua Stenius-Örnhjelm, Investor Relations, tel. +358 40 748 8864

Media: Petra Gräsbeck, Corporate Communications, tel. +358 40 767 0867

Distribution:

Nasdaq Helsinki Ltd

Principal media

www.altiagroup.com

Important notice

The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, in whole or in part, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, South Africa or any other jurisdiction where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken in addition to the requirements under Finnish law. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

This release does not constitute a notice to an EGM or a merger prospectus and as such, does not constitute or form part of and should not be construed as, an offer to sell, or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity. Any decision with respect to the proposed merger of Arcus into Altia should be made solely on the basis of information to be contained in the actual notices to the EGM of Arcus and Altia, as applicable, and the merger prospectus related to the merger as well as on an independent analysis of the information contained therein. You should consult the merger prospectus for more complete information about Altia, Arcus, their respective subsidiaries, their respective securities and the merger. No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither Altia nor Arcus, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of Altia, Arcus, their respective securities and the merger, including the merits and risks involved. The transaction may have tax consequences for Arcus shareholders, who should seek their own tax advice.

The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This release does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The new shares in Altia have not been and will not be listed on a U.S. securities exchange or quoted on any inter-dealer quotation system in the United States. Neither Altia nor Arcus intends to take any action to facilitate a market in the new shares in Altia in the United States.

The new shares in Altia have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed comment upon, or endorsed the merit of, the merger or the accuracy or the adequacy of this release. Any representation to the contrary is a criminal offence in the United States.